FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 26, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom’s Board of Directors proposes to the General Meeting to provide authorization for the purchase of ordinary Magyar Telekom shares

Budapest — February 26, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that the Board of Directors proposes to the General Meeting to provide authorization for the purchase of ordinary shares accounting for no more than 10% of the share capital of Magyar Telekom Plc.

The Board of Directors proposes to the General Meeting to provide authorization for the purchase of ordinary Magyar Telekom shares. The purpose of the authorization is to have the ability to supplement Magyar Telekom’s current shareholder remuneration policy to be more in line with international practices. At the same time the Board of Directors believes dividend should remain the main method for shareholder remuneration.

According to the Board of Directors’ proposal the General Meeting would authorize the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The authorization would be valid for 18 months starting on the approval date of the General Meeting. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital of Magyar Telekom Plc.  In addition, the shares would be purchased through the stock exchange. The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached.

Magyar Telekom will hold its Annual General Meeting on 7th April 2010.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: February 26, 2010